   As filed with the Securities and Exchange Commission on December 24, 1997

                                                      Registration No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                                 CONNECT, INC.
             (Exact Name of Registrant as specified in its charter)

        Delaware                                      77-0431045
 (State of incorporation)                (I.R.S. Employer Identification No.)

                                515 Ellis Street
                        Mountain View, California 94043
                                 (650) 254-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               Gordon J. Bridge
                     President and Chief Executive Officer
                                 CONNECT, Inc.
                               515 Ellis Street
                        Mountain View, California 94043
                                (650) 254-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies to:
                             Donald M. Keller, Jr.
                               Venture Law Group
                          A Professional Corporation
                              2800 Sand Hill Road
                         Menlo Park, California 94025
                                (650) 854-4488

       Approximate date of commencement of proposed sale to the public:
  As soon as practicable after this Registration Statement becomes effective.

  If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------
                                    Amount     Proposed maximum    Proposed maximum
  Title of each class of            to be       offering price       aggregate            Amount of
securities to be registered       registered     per share(1)      offering price(1)     registration fee
-----------------------------------------------------------------------------------------------------------
    Common Stock,                 12,439,913      $1.0625            $13,217,408             $3,900
    $.001 par value                  shares
-----------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee, based on the average of the high and low prices for the Company's Common Stock as reported on The Nasdaq National Market on December 18, 1997 in accordance with Rule 457 under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Prospectus                                              Subject to Completion
----------                                                December __, 1997
                               12,439,913 SHARES
                                 CONNECT, INC.
                                 COMMON STOCK

                    ---------------------------------------

     This Prospectus covers 12,439,913 shares of Common Stock, $.001 par value (the "Common Stock" or the "Shares"), of CONNECT, Inc. ("CONNECT" or the "Company"), which may be offered from time to time by one or all of the selling stockholders named herein (the "Selling Stockholders"). The Company will receive no part of the proceeds of such sales.

     The Shares were issued, or are issuable, to the Selling Stockholders in connection with the private placement on November 18, 1997 (the "Private Placement") of 258 Units, each such Unit consisting of one (1) convertible note (a "Note") in the principal amount of $40,000 and one (1) warrant (a "Warrant") to purchase 13,333 shares of Common Stock of the Company. In addition, in December 1997, the Company entered into an agreement with each holder of the Notes, pursuant to which each such holder has agreed to exchange its Notes for shares of Series A Preferred Stock which are convertible into Common Stock, subject to satisfaction of certain conditions (the "Exchange"). If the Exchange occurs, the shares of Common Stock offered hereby, which formerly were issuable to the Selling Stockholders upon conversion of the Notes, will be the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. For additional information concerning the Private Placement and the Exchange, see "Issuance of Common Stock to Selling Stockholders."

     The Selling Stockholders intend to sell the shares offered hereby from time to time in the Nasdaq National Market at prices prevailing therein, in individually negotiated transactions at such prices as may be agreed upon or a combination of such methods of sale, during the period following the effective date of this Prospectus. The Company will bear all expenses with respect to the offering of the Common Stock, except any underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for the Selling Stockholders. To the extent required, the specific shares of Common Stock to be sold, the names of the Selling Stockholders, the public offering price, the names of any agent dealer or underwriter and any applicable commission or discount with respect to any particular offer is set forth herein or will be set forth in an accompanying Prospectus Supplement. See "Selling Stockholders" and "Plan of Distribution."

     The Company's Common Stock is traded on The Nasdaq National Market under the symbol "CNKT." The last reported sales price of the Common Stock on The Nasdaq National Market on December 18, 1997 was $1.0938 per share.

                    --------------------------------------
                   See "Risk Factors," beginning on page 5,
      for information that should be considered by prospective investors.
                    --------------------------------------

     The Selling Stockholders and any broker executing selling orders on behalf of the Selling Stockholders may be deemed to be an "underwriter" (within the meaning of the Securities Act of 1933, as amended (the "Securities Act"). Commissions received by any such broker may be deemed to be underwriting commissions under the Securities Act. See "Plan of Distribution" for information relating to indemnification of the Selling Stockholders.

                     --------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                    --------------------------------------

                  The date of this Prospectus is _____________

     No person is authorized in connection with any offering made hereby to give any information or to make any representation not contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any security other than the shares of Common Stock offered hereby, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

                            ADDITIONAL INFORMATION

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") filed by the Company with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is hereby made to the Registration Statement. Statements contained herein concerning the provisions of any document are not necessarily complete, and each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission.

                             AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, NW, Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, New York, New York 10048, and Chicago Regional Office, Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, NW, Washington, D.C. 20549 upon payment of the prescribed fees. The Common Stock of the Company is quoted on The Nasdaq National Market. Reports, proxy and information statements and other information concerning the Company may be inspected at The Nasdaq Stock Market at 1735 K Street, NW, Washington, D.C. 20006. In addition, the Commission maintains a World Wide Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are hereby incorporated by reference in this Prospectus:

     (1) The Company's Annual Report on Form 10-K for the year ended December 31, 1996, as filed on March 28, 1997;

     (2) The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, as filed on May 15, 1997;

     (3) The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as filed on August 13, 1997;

     (4) The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as filed on November 13, 1997;

     (5) The Company's Current Reports on Form 8-K filed November 11, 1997, November 21, 1997 and December 23, 1997.

     All reports and other documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference herein, to the extent required, and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to Joseph G. Girata, Vice President of Finance and Administration and Chief Financial Officer, CONNECT, Inc., 515 Ellis Avenue, Mountain View, California 94043 or by telephone at (650) 254-4000.

                                  THE COMPANY

     CONNECT, Inc. ("CONNECT" or the "Company") designs, develops, markets and supports application software for Internet-based interactive commerce. The Company was founded in 1987 to provide on-line information services to businesses. During the period 1987 through 1992, the Company's primary business was the operation and management of a private on-line service and the licensing of related client software. In 1993 and 1994, the Company also offered software for creation, access and operation of custom on-line systems. In late 1994, the Company began to shift its focus from providing on-line services to developing packaged software applications for Internet-based interactive commerce. During 1994 and 1995, the Company derived a significant portion of its revenue from contract software development projects with two companies under which the Company retained ownership of the technology developed. These projects formed the foundation for the development of OneServer, the Company's core software application, which was commercially released in September 1995, and OrderStream, the first pre-configured implementation of OneServer, which was commercially released in June 1996.

     During the quarter ended June 30, 1997 the Company announced its newest product, PurchaseStream. The PurchaseStream application is an Internet-based purchasing system that simplifies and streamlines acquisition of indirect goods and services. With PurchaseStream, end-user requisitioners can place secure online orders for routine transactions through an electronic mall of approved suppliers. (OneServer, OrderStream, and PurchaseStream are trademarks of the Company).

     The Company's recent operating results have been lower than expected. Total revenues for the quarter ended September 30, 1997 and for the nine-month period ended September 30, 1997 were $2.0 million and $7.1 million, respectively, compared to revenues of $2.9 million and $6.9 million for the same periods in the prior year. In addition, the Company incurred net losses for the quarter ended September 30, 1997 and for the nine-month period ended September 30, 1997 of $3.2 million and $11.5 million, respectively, compared to net losses of $4.0 million and $13.1 million for the same periods in the prior year. The Company anticipates that operating expenses will continue to increase significantly, resulting in continuing net losses and negative cash flow from operations for the foreseeable future. See "Risk Factors--Recent Operating Results; Accumulated Deficit and Anticipated Future Losses."

     CONNECT was incorporated in 1987 under the laws of California and reincorporated under the laws of Delaware in 1996. The Company's principal executive offices are located at 515 Ellis Street, Mountain View, California, and its telephone number is (650) 254-4000. As used in this Prospectus, the "Company" and "CONNECT" refer to CONNECT, Inc., a Delaware corporation, and its subsidiaries.

                                 RISK FACTORS

     This Prospectus (including the documents incorporated by reference herein) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, statements regarding the Company's expectations, beliefs, intentions or future strategies. All forward looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and in the documents incorporated by reference herein. In evaluating the Company's business, prospective investors should carefully consider the following risk factors in addition to the other information set forth herein or incorporated herein by reference.

     RECENT OPERATING RESULTS; ACCUMULATED DEFICIT AND ANTICIPATED FUTURE LOSSES. The Company's recent operating results have been lower than expected. Total revenues for the quarter ended September 30, 1997 and for the nine-month period ended September 30, 1997 were $2.0 million and $7.1 million, respectively, compared to revenues of $2.9 million and $6.9 million for the same periods in the prior year. In addition, the Company incurred net losses for the quarter ended September 30, 1997 and for the nine-month period ended September 30, 1997 of $3.2 million and $11.5 million, respectively, compared to net losses of $4.0 million and $13.1 million for the same periods in the prior year. The Company has not realized a profit in any year, and as of September 30, 1997 had an accumulated deficit of approximately $58.5 million. In 1996 and 1995 and the first nine months of 1997, the Company experienced significant negative cash flow from operations. The Company's operating expenses and net losses increased substantially in the first nine months of 1997 and in 1996 compared to prior periods primarily as a result of increased research and development expenses relating to the development of OrderStream and Version 1.2 of OneServer and increased sales and marketing expenses attributable to the building of a direct sales force and development of a position in the emerging Internet-based packaged application software market. The Company has reduced its headcount from 144 at December 31, 1996 to 98 at September 30, 1997 as part of its efforts to reduce operating expenses. Although the reduction in headcount could help the Company to meet its operating expense objectives, such reduction could adversely impact the Company's sales, marketing and product development efforts. The Company anticipates that operating expenses will continue to increase significantly, resulting in continuing net losses and negative cash flow from operations for the foreseeable future. There can be no assurance that the Company can generate revenue growth, or that any revenue growth that is achieved can be sustained. To the extent that increases in such operating expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected. There can be no assurance that the Company will ever achieve or sustain profitability.

     POTENTIAL DILUTION TO STOCKHOLDERS. Each Note issued by the Company in the Private Placement is convertible at the option of the holder into shares of the Company's Common Stock at a price per share equal to the lesser of $2.00 or 80% of the average closing bid price of the Common Stock during the ten trading days prior to conversion. If the Exchange is consummated, each share of Series A Preferred Stock issued in exchange for the Notes will be convertible at the option of the holder into that number of shares of Common Stock equal to the greater of (i) the quotient obtained by dividing $2.00, plus accumulated but unpaid dividends, by the conversion price (which initially is $2.00 per share and adjusts to $1.50 per share on December 15, 1999) or (ii) the quotient obtained by dividing the conversion price, plus accumulated but unpaid dividends, by 80% (or 60% if the conversion occurs after December 15, 1999) of the average closing bid price for the 10 trading days prior to conversion. Existing stockholders could experience substantial dilution as a result of the conversion of the Notes (or the Series A Preferred Stock, if applicable) into shares of Common Stock, particularly if such conversion occurs at a time when the market price of the Common Stock is below $2.00 per share.

     FUTURE CAPITAL NEEDS. The Company anticipates that its available cash resources are sufficient to meet presently anticipated working capital and capital expenditure requirements through the end of 1998, assuming that the Company meets its internal revenue and cash flow projections. However, if the Company is unable in any material way to meet its internal revenue and cash flow objectives, the Company will need to raise additional funds in order to support its operations. If additional funds are raised through the issuance of equity securities, stockholders of the Company may experience additional dilution, or the securities may have rights, preferences or privileges senior to those of the Company's Common Stock. There can be no assurance that such additional financing will be available on acceptable terms, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may be unable to continue its operations, develop or enhance its products, take advantage of future opportunities or respond to competitive pressures or other requirements, any of which would have a material adverse effect on the Company's business, operating results and financial condition.

     FLUCTUATIONS IN QUARTERLY OPERATING RESULTS. The Company has experienced and expects to continue to experience significant fluctuations in quarterly operating results that may be caused by many factors including, among others, the number, timing and significance of product enhancements and new product announcements by the Company or its competitors, the ability of the Company to develop, introduce and market new and enhanced versions of the Company's products on a timely basis, the length of the Company's sales cycle, market acceptance of and demand for the Company's products, the pace of development of electronic commerce conducted on the Internet, the mix of the Company's products sold, customer order deferrals in anticipation of enhancements or new products offered by the Company or its competitors, nonrenewal of service agreements, software defects and other product quality problems, the Company's ability to attract and retain key personnel, the extent of international sales, changes in the level of operating expenses and general economic conditions. The Company anticipates that a significant portion of its revenue will be derived from a limited number of orders placed by large corporations, and the timing of receipt and fulfillment of any such orders is expected to cause material fluctuations in the Company's operating results, particularly on a quarterly basis. The Company expects to recognize the majority of its license revenue in the last month of each quarter. As a result, any delay in delivery of products at the end of a quarter could materially adversely affect operating results for that quarter. Furthermore, the operating results of many software companies reflect seasonal trends, and the Company expects to be affected by such trends in the future.

     Due to the foregoing factors, quarterly revenue and operating results are difficult to forecast. Revenue is also difficult to forecast because the market for Internet-based packaged applications software is rapidly evolving and the Company's sales cycle may vary substantially from customer to customer. Further, the Company's expense levels are based, in significant part, on the Company's expectations as to future revenue and are therefore relatively fixed in the short term. If revenue levels fall below expectations, as has occurred during 1997, net income is likely to be disproportionately adversely affected because a proportionately smaller amount of the Company's expenses varies with its revenue. There can be no assurance that the Company will be able to achieve or maintain profitability on a quarterly or annual basis in the future.

     RISKS ASSOCIATED WITH FAILURE TO MEET NASDAQ NATIONAL MARKET LISTING REQUIREMENTS. In November 1997, the Company was informed by The Nasdaq Stock Market, Inc. ("Nasdaq") that it did not meet the requirements for the continued listing of its Common Stock on The Nasdaq National Market. Specifically, Nasdaq's listing rules require the Company to maintain net tangible assets of at least $4 million, and the Company's net tangible assets were $2.4 million as of September 30, 1997. While the Company completed the Private Placement in November 1997, which increased the Company's cash assets by approximately $10 million, the Notes are considered as debt and, therefore, the Company's net tangible assets did not increase as a result of the Private Placement. In contrast, if the Notes were to be exchanged for shares of Preferred Stock, which is considered as equity for financial accounting purposes, the Company's net assets would be increased as a result of such exchange.

     In order to achieve compliance with the foregoing listing requirements, the Company has entered into exchange agreements with each holder of the Notes, pursuant to which such holders have agreed to exchange all of the outstanding Notes, with an aggregate principal amount of $10.32 million, for shares of the Company's Series A Preferred Stock at an exchange rate equal to one share of Series A Preferred Stock for each $2.00 of principal amount outstanding under the Notes, plus accrued interest (the "Exchange"). If the Notes are exchanged for shares of the Series A Preferred Stock (which is considered as equity for financial reporting purposes), the Company's net tangible assets will increase and the Company will be in compliance with the Nasdaq net tangible assets requirements. In addition, Nasdaq has agreed to permit the Company to remain listed on The Nasdaq National Market until at least February 28, 1997, pending the completion of the Exchange and the proposed one-for-five reverse stock split.

     The Exchange is subject to certain conditions, including, without limitation, the approval of the Company's stockholders of the Exchange, of a proposed one-for-five reverse stock split and of an increase in the authorized number of shares of Common Stock from 40 million to 60 million. If the Exchange is not consummated on or before February 28, 1998, the Exchange Agreements will terminate and the Notes will remain outstanding. There can be no assurance that the Exchange will be approved by the Company's stockholders or that it will be consummated on a timely basis, or at all, and failure to consummate the Exchange will likely result in the Company's inability to maintain the listing of its Common Stock on The Nasdaq National Market. In addition, even if the Exchange is completed, there can be no assurance that the Company will be able to continue to maintain compliance with the listing requirements of The Nasdaq National Market. For example, continued losses by the Company could cause the Company's net tangible assets to again fall below $4 million, at which point the Company's Common Stock would likely be removed from listing on The Nasdaq National Market. The removal of the Company's Common Stock from listing on The Nasdaq National Market most likely would have a material adverse effect on the market price of the Common Stock and on the ability of stockholders and investors to buy and sell shares of the Common Stock in the public markets. See "Description of Capital Stock" and "Issuance of Common Stock to Selling Stockholders."

     RECENT INTRODUCTION OF PRIMARY PRODUCTS; PRODUCT CONCENTRATION. Although the Company was founded in 1987, in 1995 it initiated a new business strategy focused on providing packaged software applications for Internet-based interactive commerce. Consequently, the Company is dependent upon the successful development, market acceptance and sales of OneServer, released in September 1995, and OrderStream, released in June 1996. Accordingly, the Company's business must be considered in light of the risks, expenses and problems frequently encountered by companies in an early stage of development, particularly companies in new and rapidly evolving markets such as the Internet. Such risks include a lack of acceptance of products and services by target customers, the development of equal or superior products or services by competitors, the failure of electronic commerce in general, and Internet-based electronic commerce in particular, to be broadly adopted, the inability of the Company to develop and enhance competitive products or to successfully commercialize any such products, and the inability of the Company to identify, attract, retain and motivate qualified personnel. There can be no assurance that the Company will succeed in addressing such risks.

     As of September 30, 1997, CONNECT had licensed OneServer or OrderStream to over 25 customers. The Company expects OneServer, OrderStream and related services to account for most of its revenues for the foreseeable future. As a result, factors adversely affecting the pricing of, or demand for OneServer, and OrderStream, such as competition, technological change, failure of the market for Internet-based packaged applications to develop as the Company anticipates, lack of customer acceptance of OneServer and OrderStream, or failure of the Company to develop and introduce new and enhanced versions of OneServer and OrderStream on a timely basis, could have a material adverse effect on its business, operating results and financial condition. Further, if any of the Company's customers are not able to successfully develop and deploy interactive commerce applications with OneServer or OrderStream or for any other reason are not satisfied with its products or services, the Company's reputation could be damaged, which could have a material adverse effect on its business, operating results and financial condition.

     DEPENDENCE UPON PRODUCT DEVELOPMENT; RISKS OF TECHNOLOGICAL CHANGE AND EVOLVING INDUSTRY STANDARDS. The Company's success will depend upon its ability to develop new products and provide new services that meet changing customer requirements. The market for the Company's products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product and service introductions. As a result, the Company may be required to change and improve its products in response to changes in operating systems, application and networking software, computer and communications hardware, programming tools and computer language technology. In particular, the Company's software operates on the HP-UX 10 and Sun Solaris 2.4/2.5 versions of the UNIX operating system. The Company plans to port its software to the Windows NT operating system from Microsoft Corporation ("Microsoft") in the future due to increasing adoption of Windows NT by the Company's potential customers. The Company has not begun the development work necessary to port its software to Windows NT. There can be no assurance that the Company will be successful in developing and marketing, on a timely basis, products ported to the Windows NT operating system or any other operating system. As a result, any shift in the market toward products running on operating systems other than UNIX, including Windows NT, before the Company offers versions of its software running on such operating systems, could have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that the Company can successfully respond to changing technology, identify new product opportunities or develop and bring new products and services to market in a timely manner. The Company has in the past experienced delays in software development and there can be no assurance that the Company will not experience delays in connection with its current or future product development activities. Delays and difficulties associated with new product introductions or product enhancements could have a material adverse effect on the Company's business, operating results and financial condition. Failure of the Company, for technological or other reasons, to develop and introduce new products and product enhancements and new services on a timely basis that are compatible with industry standards and that satisfy customer requirements would have a material adverse effect on the Company's business, operating results and financial condition.

     In addition, the Company or its competitors may announce enhancements to existing products or services, or new products or services embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower cost alternatives to the Company's existing products and services. The introduction of such enhancements or new products and services could render the Company's existing products and services obsolete and unmarketable. There can be no assurance that the announcement or introduction of new products or services by the Company or its competitors or any change in industry standards will not cause customers to defer or cancel purchases of existing products or services, which could have a material adverse effect on the Company's business, operating results and financial condition.

     Furthermore, introduction by the Company of products or services with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable and additional service costs. The failure to introduce a new product, service or product enhancement on a timely basis could delay or hinder market acceptance. Any such event could have a material adverse effect on the Company's business, operating results and financial condition.

     COMPETITION. The market for interactive commerce software is new, rapidly evolving and intensely competitive. The Company expects competition to intensify in the future. The Company competes with vendors of prepackaged electronic commerce software, vendors of software tools for developing electronic commerce applications, system integrators and providers of business application software. In addition, potential customers may elect to develop their own interactive commerce solutions. The Company's competitors include Open Market, Inc., BroadVision, Inc., Microsoft, IBM/Lotus, Oracle Corporation ("Oracle"), Informix/Illustra, Interworld and Actra. The Company's potential competitors also include a number of successful client/server applications software companies, such as Baan Company, PeopleSoft, Inc., Vantive Corporation and SAP AG, and electronic data interchange (EDI) solution vendors, including Sterling Commerce, Inc. and General Electric Information Services Corporation.

     Many of these competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than the Company and thus may be able to respond more quickly to new or changing opportunities, technologies and customer requirements. Also, many current and potential competitors have greater name recognition and more extensive customer bases that could be leveraged, thereby gaining market share to the Company's detriment. Such competitors may be able to undertake more extensive promotional activities, adopt more aggressive pricing policies and offer more attractive terms to purchasers than the Company and to bundle their products in a manner that may discourage users from purchasing products offered by the Company. In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to enhance their products. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete effectively with competitors or that the competitive pressures faced by the Company will not have a material adverse effect on the Company's business, operating results and financial condition.

     MANAGEMENT OF RAPIDLY CHANGING BUSINESS; NEW MANAGEMENT TEAM; DEPENDENCE ON KEY PERSONNEL. The Company's anticipated expansion of operations will place a significant strain on the Company's managerial, operational and financial resources. To manage this anticipated expansion, the Company must continue to implement and improve its operational and financial controls and systems and to expand, train and manage its employee base. Further, the Company will need to manage multiple relationships with various customers and other third parties. There can be no assurance that the Company will be able to implement on a timely basis the systems, procedures or controls required to support its operations or that will enable the Company to successfully market its products and services. The Company's future operating results will also depend on its ability to expand its sales and marketing organization, establish a distribution channel to penetrate different and broader markets and expand its support organization. If the Company is unable to respond effectively to changing business conditions, its business, operating results and financial condition would be materially adversely affected.

     The Company's performance depends substantially on the performance of its executive officers and key employees. The Company's future success also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain its executive officers and other key technical and managerial personnel could have a material adverse effect upon the Company's business, operating results and financial condition.

     UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR ELECTRONIC COMMERCE. The Company's future operating results depend upon the development and growth of the market for Internet-based packaged software applications, including electronic commerce applications. This market is new and rapidly evolving. The acceptance of electronic commerce in general and, in particular, the Internet as a sales, marketing and order capture medium are highly uncertain and subject to a number of risks. Critical issues concerning the commercial use of the Internet (including security, reliability, cost, ease of use, quality of service and the effect of government regulation) remain unresolved and may impact the growth of the Internet. If widespread use of the Internet for commercial transactions does not develop or if the Internet does not develop as an effective sales, marketing and order capture medium, the Company's business, operating results and financial condition would be materially adversely affected.

     The adoption of the Internet for sales, marketing, order capture and other commercial transactions, and the development of a market for packaged electronic commerce applications require acceptance of new ways of transacting business and exchanging information. In particular, enterprises that have already invested substantial resources in other means of transacting business may be particularly reluctant to adopt a new strategy that may make certain of their existing personnel and infrastructure obsolete. If the market for Internet-based packaged applications fails to develop or develops more slowly than the Company anticipates, or if the Company's products do not achieve market acceptance, the Company's business, operating results and financial condition would be materially adversely affected.

     RISKS ASSOCIATED WITH COMPLEX SOFTWARE PRODUCTS; LENGTHY SALES AND IMPLEMENTATION CYCLES. The Company's products are complex and expensive and will generally involve significant investment decisions by prospective customers. Accordingly, the license of the Company's software products is often an executive-level decision by prospective customers and can be expected to require the Company to engage in a lengthy sales cycle to provide a significant level of education to prospective customers regarding the use and benefits of the Company's products. In addition, the implementation of the Company's products involves a significant commitment of resources by customers over an extended period of time. As a result, the Company's sales and customer implementation cycles are subject to a number of significant delays over which it has little or no control. The Company has limited experience with implementing its applications, and most of the Company's OneServer and OrderStream customers are at an early stage in the process of implementing the application and rolling it out for commercial use. The Company believes that rapid implementation is critical to success in the Internet-based interactive commerce applications market. Significant delays in implementation, whether or not such delays are within the Company's control, could materially adversely affect its business, operating results and financial condition. From time to time, the Company enters into fixed price arrangements for its implementation services and currently has three such arrangements. Fixed price arrangements have resulted in the past, and could in the future result in, losses primarily due to delays in the implementation process or other complexities associated with completion of the project. Such losses have had a material adverse effect on the Company's business, operating results and financial condition. In addition, delays in license transactions due to lengthy sales cycles or delays in customer production or deployment of a system could have a material adverse effect on the Company's business, operating results and financial condition and could be expected to cause the Company's operating results to vary significantly from quarter to quarter.

     The marketability and acceptance of OneServer and OrderStream also will be highly dependent on the success of initial implementations of these products by the Company's customers. Problems or delays experienced by the Company's initial customers in the installation and use of OneServer or OrderStream, even if such problems or delays are not attributable to the Company or its products, or a failure of the Company's customers to successfully attract purchasers to interactive commerce Web sites, could slow the rate of adoption of the Company's products by other potential customers. Moreover, products as complex as those offered by the Company may contain undetected errors when first introduced or when new versions are released. There can be no assurance that, despite testing by the Company, errors will not occur in current or new products after commencement of commercial shipments, resulting in adverse publicity, in loss of or delay in market acceptance, or in claims by the customer against the Company, which would have a material adverse effect on the Company's business, operating results and financial condition.

          DEPENDENCE UPON SERVICE PROVIDERS. The Company expects that its customers will typically rely on professional services organizations, such as consulting firms and systems integrators, as well as design firms to assist with implementation of the Company's products. If the Company is unable to adequately train a sufficient number of such firms or if for any reason a large number of such firms support or promote competing products or technologies, the Company's business, operating results and financial condition could be materially adversely affected. Many of these relationships are not subject to formal agreements and none of such providers are under any obligation to provide services to the Company or its customers. Failure of the Company to develop and maintain relationships with leading service providers and design firms could adversely impact the Company's ability to successfully market, sell and deploy its products, which would have a material adverse effect on the Company's business, operating results and financial condition.

          DEPENDENCE UPON CERTAIN LICENSES. The Company relies on certain technology that it licenses from third parties, including a relational database management system from Oracle, a text search engine from Fulcrum Technologies Inc. ("Fulcrum"), encryption technology from RSA Data Security, Inc. ("RSA") and other software that is integrated with internally developed software and used in the Company's software to perform key functions. Oracle also offers products that are competitive with those offered by the Company. There can be no assurance that the Company's third-party technology licenses will continue to be available to the Company on commercially reasonable terms, or at all. The loss or inability to maintain any of these technology licenses could result in delays in introduction of the Company's products and services until equivalent technology, if available, is identified, licensed and integrated, which could have a material adverse effect on the Company's business, operating results and financial condition.

          DEPENDENCE UPON THE INTERNET INFRASTRUCTURE. The use of the Company's products and services will depend in large part upon the continued development of the infrastructure for providing Internet access and services. Because global commerce and online exchange of information on the Internet is new and evolving, it is difficult to predict with any assurance whether the Internet will prove to be a viable commercial marketplace. The Internet has experienced, and is expected to continue to experience, substantial growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity, or due to increased governmental regulation. Further, the costs of use of the Internet could increase to a degree which reduces its attraction as a platform for electronic commerce. As a result, there can be no assurance that the infrastructure or complementary services necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace for products and services such as those offered by the Company. If the necessary infrastructure or complementary services or facilities are not developed, or if the Internet does not become a viable commercial marketplace, the Company's business, operating results and financial condition would be materially adversely affected.

          RISKS ASSOCIATED WITH EXPANDING DISTRIBUTION. To date, the Company has sold its products through a direct sales force. The Company's ability to achieve revenue growth in the future will depend in large part upon its success in recruiting and training sufficient direct sales personnel and establishing and maintaining relationships with distributors, resellers, systems integrators and other third parties. Although the Company is currently investing, and plans to continue investing, significant resources to expand its sales force and to develop distribution relationships with third-party distributors and resellers, the Company may at times experience difficulty in recruiting qualified sales personnel and in establishing necessary third-party alliances. In addition, as the Company hires new sales personnel it is anticipated that there will be a delay before such personnel become productive. There can be no assurance that the Company will be able to successfully expand its direct sales force or other distribution channels or that any such expansion will result in an increase in revenues. Any failure by the Company to expand its direct sales force or other distribution channels would materially adversely affect the Company's business, operating results and financial condition.

          RISKS ASSOCIATED WITH SECURITY, SYSTEM DISRUPTIONS AND COMPUTER INFRASTRUCTURE. Despite the implementation in the Company's products of various security mechanisms, the Company's products may be vulnerable to break-ins and similar disruptive problems caused by Internet users. The level of security provided by the Company's products is dependent upon the level of security selected by the Company's customers and the proper configuration and use of the products' security mechanisms. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through the computer systems of users of the Company's products, which may result in significant liability to the Company and may also deter potential customers. Persistent security problems continue to plague public and private data networks. Recent break-ins reported in the press and otherwise have included incidents involving hackers bypassing firewalls by posing as authorized computers and involving the theft of confidential information. Alleviating problems caused by third parties may require significant expenditures of capital and resources by the Company. Such expenditures could have a material adverse effect on the Company's business, operating results and financial condition. Moreover, the security and privacy concerns of existing and potential customers, as well as concerns related to computer viruses, may inhibit the growth of the Internet marketplace generally, and the Company's customer base and revenues in particular. There can be no assurance that the Company's attempts to limit its liability to customers, including liability arising from a failure of the security feature contained in the Company's products, through contractual provisions will be enforceable. The Company currently does not have product liability insurance to protect against these risks and there can be no assurance that such insurance will be available to the Company on commercially reasonable terms, or at all.

          As part of the Company's services, the Company operates and manages online networks for certain of its customers on a seven day per week, 24-hour basis, and provides hosting for certain customers' OneServer/OrderStream applications. These services depend upon the Company's ability to protect the computer equipment and the information stored in its data center against damage that may be caused by fire, earthquakes, power loss, telecommunications failures, unauthorized entry and other similar events. Any such damage or failure that causes interruptions in the Company's operations could materially adversely affect the businesses of the Company's customers, which could expose the Company to liability for these adverse effects.

          DEPENDENCE UPON PROPRIETARY RIGHTS; RISKS OF INFRINGEMENT. The Company relies on trademark, copyright and trade secret laws, employee and third-party non-disclosure agreements and other methods to protect its proprietary rights. The Company does not currently have any patents or pending patent applications. The Company believes that, due to the rapid pace of technological innovation for Internet products, the Company's ability to establish and maintain a position of technology leadership in the industry depends more on the skills of its development personnel, new product developments, frequent product enhancements, and name recognition than upon the legal protections afforded its existing technology. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products is difficult, and while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect the Company's proprietary rights as fully as do the laws of the United States. There can be no assurance that the Company's means of protecting its proprietary rights in the United States or abroad will be adequate. There can be no assurance that its agreements with employees, consultants and others who participate in the development of its software will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known to or independently developed by competitors. Furthermore, there can be no assurance that the Company's efforts to protect its rights through trademark and copyright laws will not fail to prevent the development and design by others of products or technology similar to or competitive with those developed by the Company.

          The Company expects that software product developers will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps and there can be no assurance that third parties will not assert infringement claims against the Company. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, if at all. In the event of a successful claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology, the Company's business, operating results and financial condition would be materially adversely affected.

          On March 25, 1996, PhotoDisc, Inc. ("PhotoDisc"), one of the Company's licensees of OneServer, was sued, along with 21 other defendants including AGFA Division-Miles Inc. ("AGFA"), Axcis Information Network, Inc. ("Axcis"), Software Publishing Corporation ("SPC"), and others, in the Federal District Court in Connecticut, by E-data Corporation ("E-data"). In the litigation against PhotoDisc, E-data alleges that PhotoDisc is infringing E-data's U.S. Patent No. 4,528,643 issued July 9, 1985, entitled "System for Reproducing Information in Material Objects at Point of Sale Location," in connection with electronic distribution of images on the Internet. E-data has also sued other defendants including Broderbund Software, Inc. ("Broderbund"), CompuServe Inc. ("CompuServe"), Adobe Systems Incorporated ("Adobe") and others in the Federal District Court in New York City alleging infringement of the same patent. PhotoDisc tendered the defense of its E-data litigation to the Company.

          Based upon the Company's review of the E-data patent and the nature of the claims and the Company's indemnity obligations, and after consultation with counsel, management believes that the resolution of this matter will not have a material adverse effect on the Company's business, operating results and financial condition. However, given the early stage of the litigation and the complex technical issues and uncertainties in patent litigation, the results of these proceedings, including any potential settlement, are uncertain and there can be no assurance that E-data will not prevail in the current litigation or that it will not bring similar claims against other licensees of the Company. If E-data were to prevail, PhotoDisc could be required to pay damages to E-data for the infringement of its patent and enter into a licensing or royalty arrangement in order to continue to conduct its online business in the same manner. There can be no assurance that the amount of such damages would not be material or that such license or royalty arrangement would be available on acceptable terms. Under the terms of its license with PhotoDisc, the Company may be required to defend against the E-data claim and to indemnify PhotoDisc for some or all of its losses in connection with the litigation, any settlement or judgment and any ongoing license fees or royalties. In addition, whether or not the Company were to prevail in any defense of PhotoDisc, such litigation could be time consuming and costly to defend.

          POSSIBLE VOLATILITY OF STOCK PRICE. The market price of the Common Stock has been subject to significant fluctuations in response to quarter-to-quarter variations in the Company's operating results, announcements of technological innovations or new products and services by the Company or its competitors, and other events or factors. In addition, the stock market in recent years, and in particular the market for stocks relating to the Internet, has experienced extreme price and volume fluctuations that have particularly affected the market prices of many high technology companies and that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price for the Common Stock.

          GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. The Company is not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to access to, or commerce on, the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing and characteristics and quality of products and services. The Telecommunications Reform Act of 1996 imposes criminal penalties on anyone who distributes obscene, lascivious or indecent communications on the Internet. The adoption of any such laws or regulations may decrease the growth of the Internet, which could in turn adversely affect the Company's business, operating results or financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain. Further, due to the encryption technology contained in the Company's products, such products are subject to U.S. export controls. There can be no assurance that such export controls, either in their current form or as may be subsequently enacted, will not delay the introduction of new products or limit the Company's ability to distribute products outside of the United States or electronically. While the Company intends to take precautions against unlawful exportation, the global nature of the Internet makes it difficult to effectively control the distribution of the Company's products. In addition, federal or state legislation or regulation may further limit levels of encryption or authentication technology. Further, various countries regulate the import of certain encryption technology and have adopted laws relating to personal privacy issues which could limit the Company's ability to distribute products in those countries. Any such export or import restrictions, new legislation or regulation or government enforcement of existing regulations could have a material adverse impact on the Company's business, operating results and financial condition.

          CONTROL BY EXISTING SECURITY HOLDERS. As of September 30, 1997, the Company's officers and directors, together with entities affiliated with them, own approximately 44% of the outstanding Common Stock of the Company. Such persons will have sufficient power to significantly influence the outcome of many matters (including the election of directors, and any merger, consolidation or sale of all or substantially all of the Company's assets) submitted to the stockholders for approval. As a result, certain transactions are unlikely to be approved without the approval of these stockholders.

          ANTITAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS. The Board of Directors has the authority to issue up to 10,000,000 shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without further action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock. Except for up to 6.5 million shares of Preferred Stock designated as Series A Preferred Stock and proposed to be issued in connection with the Exchange, the Company has no other present plans to issue shares of Preferred Stock. Further, certain provisions of the Company's charter documents, including provisions eliminating the ability of stockholders to take action by written consent and limiting the ability of stockholders to raise matters at a meeting of stockholders without giving advance notice, may have the effect of delaying or preventing changes in control or management of the Company, which could have an adverse effect on the market price of the Company's Common Stock.

          SHARES ELIGIBLE FOR FUTURE SALE. Sales of substantial amounts of the Company's Common Stock in the public market or the anticipation of such sales could materially affect then prevailing market prices. The effect of such sales may be exacerbated further by the relatively low trading volume of the Company's Common Stock. The Securities and Exchange Commission has recently adopted changes to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), which changes became effective in April 1997. As a result of such changes, substantially all of the unregistered shares of the Company's Common Stock which are not already eligible for resale under Rule 144 or Rule 701 under the Securities Act are eligible for resale pursuant to Rule 144, subject in some cases to volume limitations and other requirements.

                              SELLING STOCKHOLDERS


     The following table sets forth certain information known to the Company with respect to beneficial ownership of the Company's Common Stock as of November 30, 1997 by each Selling Stockholder.



                                                    Shares beneficially owned                        Shares beneficially owned
                                                    prior to the offering(1)                          after the offering(2)
                                                    ---------------------            Shares            ------------------
Selling Stockholders                      Units         Shares       Percent(3)      Offered(1)        Shares        Percent(3)
--------------------                      -----         ------       -------         -------           ------        -------
Combination Inc.                           38        1,832,235          5.8%       1,832,235            ---            ---
  c/o ISCC
  310 Madison Avenue, Suite 501
  New York, NY 10017

Norwest Equity Partners V                  31        3,412,900         10.8        1,494,718        1,918,182          6.1%
  245 Lytton Avenue, Suite 250
  Palo Alto, CA 94301

Stark International                        28        1,350,068          4.3        1,350,068            ---            ---
  1500 W. Market Street, Suite 200
  Mequon, WI 53092

Shepard Investments International, Ltd.    28        1,350,068          4.3        1,350,068            ---            ---
  1500 W. Market Street, Suite 200
  Mequon, WI 53092

BankAmerica Ventures(4)                    30        2,652,855          8.4        1,446,502        1,206,353          3.8
  950 Tower Lane, Suite 700
  Foster City, CA 94404

Elliot Bossen                              30        1,446,502          4.6        1,446,502            ---            ---
  3100 Tower Blvd., Suite 1104
  Durham, NC 27707

Special Situations Private Equity          31        1,494,718          4.7        1,494,718            ---            ---
  Fund L.P.
  133 East 53rd St.
  New York, NY 10022

Special Situations Cayman Fund L.P.         7          337,517          1.1          337,517            ---            ---
  133 East 53rd St.
  New York, NY 10022

Special Situations Fund III                19          916,118          2.9          916,118            ---            ---
  133 East 53rd St.
  New York, NY 10022

Special Situations Technology Fund L.P.     6          289,300         ---           289,300            ---            ---
  133 East 53rd St.
  New York, NY  10022

Quaestus Management Corporation(5)          2        5,305,571         16.8           96,433        5,209,138          16.5
  330 E. Kilbourn Avenue
  Milwaukee, WI 53202

LBI Holdings                                8          385,734          1.2          385,734            ---            ---
  c/o Lehman Brothers, Inc.
  3 World Financial Center
  New York, NY 10285

Total                                               20,773,586                    12,439,913        8,333,673

------------------------------
* Less than one percent of the Company's outstanding Common Stock.

(1) Assumes the issuance of 9,000,000 shares of Common Stock upon conversion of the Notes (or Series A Preferred Stock) and the issuance of 3,439,913 shares upon exercise of the Warrants. See "Issuance of Common Stock to Selling Stockholders."

(2) Assumes that each Selling Stockholder will sell all of the Shares set forth above under "Shares Offered." There can be no assurance that the Selling Stockholders will sell all or any of the Shares offered hereunder.

(3) Based on 19,146,743 shares outstanding at November 30, 1997.

(4) Includes 120,626 shares held by BA Venture Partners I and an aggregate of 144,650 shares issuable upon conversion of Notes (or Series A Preferred Stock) and exercise of Warrants held by BA Venture Partners I.

(5) Includes 4,253,114 shares held by Network Partners, 12,807 shares held by Quaestus Limited Partnership and 9,29,131 shares held by Quaestus Partner Fund. Also includes 11,068 shares and 3,018 shares held by Richard W. Weening and Terrence J. Leahy, respectively. Mr. Weening is President and Chief Executive Officer and a director of Quaestus Management Corporation. Mr. Leahy is a Vice President and Director of Quaestus Management Corporation. Quaestus Management Corporation is the managing general partner of Network Partners and Quaestus Partner Fund. In addition, Mr. Weening is the President and Chief Executive Officer of RPI Holdings, Inc., the managing general partner of Quaestus Limited Partnership, which is managed by Quaestus Management Corporation.

               ISSUANCE OF COMMON STOCK TO SELLING STOCKHOLDERS


     On November 18, 1997, the Company closed the private placement (the "Private Placement") of 250 Units, each such Unit consisting of one (1) convertible note (a "Note") in the principal amount of $40,000 and one (1) warrant (a "Warrant") to purchase 13,333 shares of Common Stock of the Company. The Units were priced at $40,000 per Unit, resulting in gross proceeds of approximately $10 million. Lehman Brothers, Inc. received a placement fee of 8% of gross proceeds (excluding proceeds from sales of up to $2,000,000 of Units to current stockholders of the Company) from the Private Placement for services rendered in connection with the Private Placement, 50% of which has been paid in cash and the balance of which has been paid in Units (consisting of 8 Units issued to LBI Holdings, an affiliate of Lehman Brothers, Inc.). The Company relied on Rule 506 of Regulation D under the Securities Act of 1933, as amended (the "Act"), which, among other things, provides an exemption from the registration requirements of the Act for sales to accredited investors (as defined by Rule 501(a) of Regulation D under the Act). Under the terms of the Private Placement, the Company agreed to file a Registration Statement on Form S-3 following the closing of the transaction to cover the shares of the Company's Common Stock issuable upon conversion of the Notes and upon exercise of the Warrants.

     Each Note accrues interest at a rate of 5% per annum and is convertible at the option of the holder into shares of the Company's Common Stock at a price per share equal to the lesser of (i) $2.00 or (ii) 80% of the average closing bid price of the Company's Common Stock during the 10 trading days prior to conversion. Interest on such Notes is payable quarterly and may be paid, at the option of the Company, either in cash or in additional Notes with one-year maturities and principal amounts equal to the interest then due. Each Warrant is exercisable at any time within three years after the date of issuance to purchase 13,333 shares of the Company's Common Stock at a price of $2.50 per share.

     In November 1997, the Company was informed by The Nasdaq Stock Market, Inc. ("Nasdaq") that it did not meet the requirements for the continued listing of its Common Stock on The Nasdaq National Market. Specifically, Nasdaq's listing rules require the Company to maintain net tangible assets of at least $4 million, and the Company's net tangible assets were $2.4 million as of September 30, 1997. While the Company completed the Private Placement in November 1997, which increased the Company's cash assets by approximately $10 million, the Notes are considered as debt and, therefore, the Company's net tangible assets did not increase as a result of the Private Placement. In order to achieve compliance with the foregoing listing requirements, the Company has entered into exchange agreements with each holder of the Notes, pursuant to which such holders have agreed to exchange all of the outstanding Notes, with an aggregate principal amount of $10.32 million, for shares of the Company's Series A Preferred Stock at an exchange rate equal to one share of Series A Preferred Stock for each $2.00 of principal amount outstanding under the Notes, plus accrued interest (the "Exchange"). If the Notes are exchanged for shares of the Series A Preferred Stock (which is considered as equity for financial reporting purposes), the Company's net tangible assets will increase and the Company will be in compliance with the Nasdaq net tangible assets requirements. In addition, Nasdaq has agreed to permit the Company to remain listed on The Nasdaq National Market until at least February 28, 1997, pending the completion of the Exchange and the proposed one-for-five reverse stock split.

     The Exchange is subject to certain conditions, including, without limitation, the approval of the Company's stockholders of the Exchange, a proposed one-for-five reverse stock split and an increase in the authorized number of shares of Common Stock from 40 million to 60 million. If the Exchange is not consummated on or before February 28, 1998, the Exchange Agreements will terminate and the Notes will remain outstanding. There can be no assurance that the Exchange will be approved by the Company's stockholders or that it will be consummated on a timely basis, or at all, and failure to consummate the Exchange will likely result in the Company's inability to maintain the listing of its Common Stock on The Nasdaq National Market. In addition, even if the Exchange is completed, there can be no assurance that the Company will be able to continue to maintain compliance with the listing requirements of The Nasdaq National Market. For example, continued losses by the Company could cause the Company's net tangible assets to again fall below $4 million, at which point the Company's Common Stock would likely be removed from listing on The Nasdaq National Market. The removal of the Company's Common Stock from listing on The Nasdaq National Market most likely would have a material adverse effect on the stock price of the Common Stock and on the ability of stockholders and investors to buy and sell shares of the Common Stock in the public markets. See "Risk Factors--Risks Associated with Failure to Meet Nasdaq National Market Listing Requirements."

     If the Exchange is consummated, each share of Series A Preferred Stock issued in exchange for the Notes will be convertible at the option of the holder into that number of shares of Common Stock equal to the greater of (i) the quotient obtained by dividing $2.00, plus accumulated but unpaid dividends, by the conversion price (which initially is $2.00 per share and shifts to $1.50 per share on December 15, 1999) or (ii) the quotient obtained by dividing the conversion price, plus accumulated but unpaid dividends, by 80% (or 60% if the conversion occurs after December 15, 1999) of the average closing bid price for the 10 trading days prior to conversion. The initial conversion price will be subject to adjustment in the event of issuances of capital stock at a purchase price of less than $2.00 (other than issuances of Common Stock to employees, directors or consultants of the Company) and convertible securities with a conversion price of less than $2.00 per share, as well as stock splits, stock combinations and the like.


                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $0.001 per share, and 10,000,000 shares of Preferred Stock, $0.001 par value per share. As of November 30, 1997, there were 19,146,743 shares of Common Stock outstanding held of record by 149 record holders of the Company's Common Stock.

COMMON STOCK

     The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions available to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     Series A Preferred Stock. Of the 10,000,000 authorized shares of Preferred Stock, the Company has designated 6,500,000 shares of Series A Preferred Stock. The following is a summary of certain of the rights, preferences and privileges of the Series A Preferred Stock, none of which are currently outstanding. Approximately 5,160,000 shares of Series A Preferred Stock will be issued if the Exchange occurs. This summary is qualified by reference to the Exchange Agreement and the Company's Certificate of Designation of Rights, Preferences and Privileges of Series A Preferred Stock, both of which have been filed as exhibits to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission in December 1997.

     1.  Conversion.  Each share of Series A Preferred Stock will be convertible
         ----------
at the option of the holder into that number of shares of the Company's Common Stock equal to the greater of (i) the quotient obtained by dividing $2.00 (the "Preferred Cap"), plus accumulated but unpaid dividends, by the conversion price or (ii) the quotient obtained by dividing the conversion price, plus accumulated but unpaid dividends, by 80% (60% if the conversion occurs after December 15,
1999) of the average closing bid price for the 10 trading days prior to conversion. The initial conversion price is $2.00, and is subject to adjustment in the event of stock splits, stock combinations and the like, and will be
reduced to $1.50 on and after December 15, 1999.   The Preferred Cap also will
be adjusted downward to the lowest price at which the Company issues securities or, in the case of convertible securities, the lowest conversion or exercise price of such securities (excluding issuances pursuant to employee and director stock option plans). In addition, each share of Series A Preferred Stock will automatically convert into Common Stock on October 1, 1999, if the Company is listed on The Nasdaq National Market at all times during 1999, an effective registration statement relating to the resale of the shares of Common Stock issuable on conversion of the Series A Preferred Stock has been in effect at all times during 1999 and the price of the Company's Common Stock is at least $2.00 per share (subject to adjustment in the event of stock splits, stock combinations and the like) at all times subsequent to August 15, 1999.

     2.  Voting Rights. Except as required by law and as set forth herein, the
         -------------
holders of Series A Preferred Stock will not be entitled to vote. The Series A Preferred Stock terms include what are customarily called protective provisions. Under these provisions, a vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock is required before the Company can: (i) materially or adversely alter or change the rights, preferences or privileges of the Series A Preferred Stock; (ii) authorize or issue (a) shares of any class or series of stock having any preference or priority as to dividends, liquidation or redemption over or pari passu with the Series A Preferred Stock, (b) shares of stock of any class or any bonds, debentures, notes or other obligations convertible into or exchangeable for, or having rights to purchase, any shares of stock of the Company having any preference or priority as to dividends, liquidation or redemption over or pari passu with the Series A Preferred Stock, or (c) any bonds, debentures, notes or other obligations for borrowed money, except in connection with equipment financing transactions of up to $1.5 million in any twelve months commencing after the date of initial issuance of a share of Series A Preferred Stock; (iii) effect any merger, consolidation or sale of assets of the Company with, into or to another Small Corporation in which the consideration to be received by the stockholders of the Company in the merger is not entirely cash (for purposes of this paragraph the term "Small Corporation" shall mean a corporation and its parent corporation (if the securities of the parent corporation are being issued) which have a market capitalization of less than $150 million; and for purposes of this paragraph the term "market capitalization" shall mean the product of the number of outstanding shares of the acquiring corporation's or its parent's common stock (if the securities of the parent corporation are being issued) multiplied by the average of the closing bid prices for the acquiring corporation's or its parent's common stock (as quoted on a national securities exchange or on NASDAQ or over-the-counter) during the 20 trading days prior to the date of notice of the transaction to the holders of the Series A Preferred Stock; (iv) effect any merger, consolidation or sale of assets of the Company with, into or to another corporation in which the consideration to be received by the stockholders of the Company in such transaction includes (1) securities that have not been registered on an effective Form S-4 or other appropriate form of registration statement or (2) property other than cash or securities; (v) apply any of its assets to the redemption, retirement, purchase or acquisition, directly or indirectly, through subsidiaries or otherwise, of any shares of any class or series of equity securities of the Company (other than repurchases of Common Stock from employees of and consultants to the Company upon or after termination of employment and other than redemptions of Series A Preferred Stock permitted by their terms); or (vi) pay any dividend or make any distribution on shares of equity securities, other than with respect to the Series A Preferred Stock.

     3.  Interest and Dividends. The holders of Series A Preferred Stock will
         ----------------------
be entitled to receive mandatory cumulative dividends in preference to the holders of Common Stock at an annual rate of $.10 per share (5% of the original $2.00 exchange price per share) from legally available funds. Such dividends are payable quarterly and may be paid in cash or in shares of Series A Preferred Stock, at the option of the Company.

     4.  Redemption Rights.  The Series A Preferred Stock will not be
         -----------------
redeemable at the option of the holders. The Company shall have the right to redeem the Series A Preferred Stock at any time after November 10, 1999 at $2.00 per share plus accrued dividends. In addition, the Company shall have the right to redeem shares of Series A Preferred Stock at a price of $2.70 per share plus accrued dividends in the event that a holder proposes to convert such shares of Series A Preferred Stock at a conversion price of less than $1.25 (subject to adjustment in the event of stock splits, stock combinations and the like).

     5.  Certain Rights upon Liquidation or Sale of the Company.  The Series A
         ------------------------------------------------------
Preferred Stock has liquidation and dividend rights superior to those of the Common Stock. In the event of a liquidation event, including certain mergers and sales of the Company, holders of the Series A Preferred Stock are entitled to receive $1.00, plus accumulated but unpaid dividends, per share of Series A Preferred Stock held by them prior to any distribution to holders of shares of the Company's Common Stock. After receipt of the full $1.00 per share, all remaining assets of the Company will be distributed to holders of shares of Series A Preferred Stock (on an as-if converted to Common Stock basis, at a per share price of the lesser of $2.00 per share or 60% of the price per share of Common Stock payable in the transaction) and Common Stock ratably based on the number of shares of stock held by them.

     The effect of these provisions in the context of a sale of the Company is to distribute to the Series A Preferred Stock preferential amounts. For example, if no shares of Series A Preferred Stock have been converted and 19 million shares of Common Stock are outstanding, for any transaction in which the aggregate consideration is below approximately $22 million, all of the proceeds will be payable to the holders of Series A Preferred Stock.

Amounts in excess of $22 million will be shared among the Series A Preferred Stock and the Common Stock based on the number of shares held by each on an as-if converted basis.

     6.  Registration Rights.  The Company is obligated to file with the
         -------------------
Securities and Exchange Commission pursuant to the terms of the Private Placement and the Exchange, a registration statement (the "Registration Statement") with respect to the resale of the shares issuable upon conversion of the Series A Preferred Stock and exercise of the Warrants.

     "Blank-Check" Preferred Stock. As of the date of this Prospectus, and assuming completion of the Exchange, the Company will have 3,500,000 authorized shares of "blank-check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors, without any further vote or action by the stockholders; provided, however, that approval by the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock will be required in order to authorize or issue shares of any series of Preferred Stock having any preference or priority as to dividends, liquidation or redemption over or pari passu with the Series A Preferred Stock. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights, senior to the Common Stock, and as a result, the issuance of such Preferred Stock could have a material adverse effect on the market value of the Common Stock. Although the Company has no present intention to issue any shares of its Preferred Stock (other than the shares of Series A Preferred Stock to be issued pursuant to the Exchange), there can be no assurance that the Company will not do so in the future. See "Delaware Anti-Takeover Law and Certain Charter Provisions."

CONVERTIBLE NOTES

     As of the date of this Prospectus, the Company has outstanding convertible notes (the "Notes") in the aggregate principal amount of approximately $10.32 million. Upon the consummation of the Exchange, all of the outstanding Notes will be exchanged for shares of Series A Preferred Stock; however, in the event that the Exchange is not consummated, the Notes will remain outstanding. The following is a summary of certain of the rights of the Notes. This summary is qualified by reference to the Private Placement Purchase Agreement and form of Note, both of which have been filed as exhibits to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

     1.  Conversion. Each Note is convertible at the option of the holder into
         ----------
the number of shares of Common Stock determined by dividing the principal amount of the Note, plus accrued and unpaid interest, by the lesser of (i) $2.00 (the "Note Cap") (subject to adjustment in the event of stock splits, stock combinations and the like) or (ii) 80% of the average closing bid price for the 10 trading days prior to conversion. The Note Cap also will be adjusted downward to the lowest price at which the Company issues securities or, in the case of convertible securities, the lowest conversion or exercise price of such securities (excluding issuances pursuant to employee and director stock option plans). In addition, unless earlier converted or redeemed, the principal and accrued but unpaid interest on each Convertible Note will automatically convert into Common Stock on October 1, 1999 (at the then conversion price), if the Company has been listed on The Nasdaq National Market at all times during 1999, a registration statement relating to the resale of the shares of Common Stock issuable upon conversion of the Convertible Notes and Warrants has been effective at all times during 1999, and the closing bid price of the Company's Common Stock was not less than $2.00 per share (subject to adjustment in the event of stock splits, stock combinations and the like) at all times from and after August 15, 1999.

     2.  Voting Rights. Holders of Convertible Notes are not entitled to notice
         -------------
of any meeting of stockholders of the Corporation or to vote upon any matter submitted to stockholders of the Corporation.

     3.  Interest and Dividends. The Convertible Notes accrue interest at the
         ----------------------
rate of 5% per annum. The interest may be paid in cash or in additional Convertible Notes (but with a one year maturity), at the option of the Company.

     4.  Redemption Rights.  The holders of the Convertible Notes have the
         -----------------
right in certain situations to demand that the Company redeem that portion of the Convertible Notes for which there are insufficient shares reserved for issuance upon conversion of the portion of the Convertible Note. The redemption price would be 135% of the portion of principal amount of the Convertible Note being redeemed (plus accrued but unpaid interest). In addition, holders of Convertible Notes can accelerate payment of all principal and interest due under the Convertibles Notes upon the occurrence of an "event of a default", which includes any breach of or failure to comply with any provision of the Convertible Note that is not cured within 15 days after written notice, and the institution of any bankruptcy or liquidation of the Company.

         The Company has the right to redeem all or a portion the Convertible Notes held by a holder, if the holder proposes to convert the Convertible Note into shares of Common Stock at a conversion price of less than $1.25 (subject to adjustment in the event of stock splits, stock combinations and the like). The Company's right must be exercised by notice from the Company to the holder given within two days after the notice of conversion. If the Company gives notice of redemption, the Company must pay the holder, within 10 business days after the date of such notice of conversion, an amount equal to 135% of the amount of principal proposed to be converted, together with accrued and unpaid interest thereon accrued through the date of such conversion.

     5.  Certain Rights upon Liquidation or Sale of the Company.  A
         ------------------------------------------------------
liquidation, bankruptcy or winding up of the Company would be an "event of default" under the terms of the Convertible Notes and would enable the holders of the Convertible Notes to accelerate payment of principal and interest under the Convertible Notes to the date of such event. Each holder of Convertible Notes would be entitled to receive the entire principal amount of such holder's Convertible Notes, plus accrued but unpaid interest, prior and in preference to any assets of the Company being distributed to holders of equity securities of the Company, including the holders of the Company's Common Stock.

         In the event of any consolidation or merger of the Company into another corporation which has a market capitalization of not less than $150 million, or the sale or conveyance of all or substantially all of its assets to any such corporation, then, at the election of the Company, the Convertible Notes shall be deemed automatically converted immediately prior to the consummation of such transaction at a price per share equal to 60% of the average closing bid price for the 10 trading days prior to conversion, or $2.00 per share (subject to adjustment in the event of stock splits, stock combinations and the like), if less. If the Company makes such election, the holders would have the right to accelerate the Convertible Notes and require repayment of 100% of the principal and accrued interest in cash. If any other consolidation, merger or sale of the Company is effected, or if any capital reorganization or reclassification of the Common Stock is effected, then, as a condition precedent of such transaction, the conversion provisions of the Convertible Notes would be required to be applicable to the successor corporation and each holder of Convertible Notes will have the right to receive upon conversion the kind of shares of capital stock or other securities or property which each such holder would have been entitled to receive upon or as a result of such transaction had the Convertible Notes been converted immediately prior to such event.

     6.  Registration Rights.  The Company is obligated to file with the
         -------------------
Securities and Exchange Commission pursuant to the terms of the Private Placement and the Exchange, a registration statement (the "Registration Statement") with respect to the resale of the shares issuable upon conversion of the Convertible Notes and exercise of the Warrants.

WARRANTS

     As of the date of this Prospectus, the Company has outstanding Warrants to purchase an aggregate of up to 3,439,913 shares of Common Stock at an exercise price of $2.50 per share. Each such Warrant is exercisable at any time prior to November 2000.

REGISTRATION RIGHTS OF CERTAIN OTHER HOLDERS

     Excluding the shares of Common Stock issuable upon conversion of the Notes (or the Series A Preferred Stock, if the Exchange is completed) and upon exercise of the Warrants, the holders of approximately 15,722,384 shares of Common Stock (the "Registrable Securities") or their transferees are entitled to certain rights with respect to the registration of such shares under the Securities Act. These rights are provided under the terms of agreements between the Company and the holders of Registrable Securities. If at any time, the Company registers any of its Common Stock, the holders of Registrable Securities are entitled to include their shares of Common Stock in the registration. A holder's right to include shares in an underwritten registration is subject to the ability of the underwriters to limit the number of shares included in the offering. All registration expenses must be borne by the Company and all selling expenses relating to Registrable Securities must be borne by the holders of the securities being registered. In addition, such holders may require the Company to use its best efforts to file a registration statement under the Securities Act at the Company's expense with respect to their shares of Common Stock, subject to certain limitations.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER PROVISIONS

     Certain provisions of Delaware law and the Company's Restated Certificate of Incorporation could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to first negotiate with the Company. The Company believes that the benefits of increased protection of the Company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms.

     The Company is subject to the provisions of Section 203 of the Delaware law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock. These provisions may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the Company's stockholders.

     Commencing at the first annual meeting of stockholders following the annual meeting of stockholders when the Company shall have had at least 800 stockholders, the Restated Certificate of Incorporation of the Company will provide for the Board of Directors to be divided into two classes, with staggered two-year terms. As a result, only one class of directors will be elected at each annual meeting of stockholders of the Company, with the other class continuing for the remainder of its respective two-year term. Thereafter, stockholders shall no longer have cumulative voting rights and the Company's stockholders representing a majority of the shares of Common Stock outstanding will be able to elect all of the directors. The classification of the Board of Directors and elimination of cumulative voting make it more difficult for the Company's existing stockholders to replace the Board of Directors as well as for another party to obtain control of the Company by replacing the Board of Directors. Since the Board of Directors has the power to retain and discharge officers of the Company, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. See "Management."

     The Company's Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and may not be taken by written consent. The Bylaws provide that special meetings of stockholders can be called only by the Board of Directors, the Chairman of the Board, if any, the President of the Company and holders of 10% of the votes entitled to be cast at a meeting. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting by the Board of Directors, the Chairman of the Board, if any, the President of the Company or any such 10% holder. The Bylaws set forth an advance notice procedure with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors and with regard to business to be brought before a meeting of stockholders of the Company.

     The Company's Restated Certificate of Incorporation contains a provision requiring the affirmative vote of the holders of at least two-thirds of the voting stock of the Company to amend the foregoing provisions of the Restated Certificate of Incorporation and Bylaws.

                             PLAN OF DISTRIBUTION

     Shares of Common Stock covered hereby may be offered and sold from time to time by the Selling Stockholders. The Selling Stockholders will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may sell the Shares being offered hereby: (i) on the Nasdaq National Market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price; or (ii) in private sales at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The Selling Stockholders and any underwriter, dealer or agent who participate in the distribution of such shares may be deemed to be "underwriters" under the Securities Act, and any discount, commission or concession received by such persons might be deemed to be an underwriting discount or commission under the Securities Act. The Company has agreed to indemnify the Selling Stockholders against certain liabilities arising under the Securities Act.

     Any broker-dealer participating in such transactions as agent may receive commissions from the Selling Stockholders (and, if acting as agent for the purchaser of such shares, from such purchaser). Usual and customary brokerage fees will be paid by the Selling Stockholders. Broker-dealers may agree with the Selling Stockholders to sell a specified number of shares at a stipulated price per share, and, to the extent such a broker-dealer is unable to do so acting as agent for the Selling Stockholders, to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to the Selling Stockholders. Broker-dealers who acquire shares as principal may thereafter resell such shares from time to time in transactions (which may involve crosses and block transactions and which may involve sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, in negotiated transactions or by a combination of such methods of sale or otherwise at market prices prevailing at the time of sale or at negotiated prices, and in connection with such resales may pay to or receive from the purchasers of such shares commissions computed as described above.

     The Company has advised the Selling Stockholders that the anti-manipulation Rules 10b-6 and 10b-7 under the Exchange Act may apply to sales of Shares in the market and to the activities of the Selling Stockholders and their affiliates. The Selling Stockholders have advised the Company that during such time as the Selling Stockholders may be engaged in the attempt to sell shares registered hereunder, they will not directly or indirectly take any action that constitutes illegal manipulation of the price of the Common Stock of the Company.

     The Selling Stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act. Any commissions paid or any discounts or concessions allowed to any such broker-dealers, and any profits received on the resale of such shares, may be deemed to be underwriting discounts and commissions under the Securities Act if any such broker-dealers purchase shares as principal.

     In order to comply with the securities laws of certain states, if applicable, the Common Stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, the Common Stock may not be sold unless such shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Company has agreed to maintain the effectiveness of this Registration Statement until the date three years from the date of this Prospectus. No sales may be made pursuant to this Prospectus after such date unless the Company amends or supplements this Prospectus to indicate that it has agreed to extend such period of effectiveness. There can be no assurance that the Selling Stockholders will sell all or any of the shares of Common Stock offered hereunder.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby will be passed upon by Venture Law Group, A Professional Corporation, Menlo Park, California, counsel to the Company.

                                    EXPERTS


     The consolidated financial statements and schedule of the Company appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given upon the authority of such firms as experts in accounting and auditing.

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The Registrant will bear no expenses in connection with any sale or other distribution by the Selling Stockholders of the shares being registered other than the expenses of preparation and distribution of this Registration Statement and the Prospectus included in this Registration Statement. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission ("SEC") registration fee.


                SEC registration fee                   $ 3,900
                Legal fees and expenses                 20,000
                Accounting fees and expenses             8,000
                Miscellaneous expenses                   3,100
                                                        ------
                Total                                  $35,000
                                                       =======

Item 15.  Indemnification of Directors and Officers.

     Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's Certificate of Incorporation and Bylaws provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the fullest extent not prohibited by law. In addition, the Registrant carries director and officer liability insurance.

     In connection with this offering, the Selling Stockholders have agreed to indemnify the Registrant, its directors and officers and each such person who controls the Registrant, against any and all liability arising from inaccurate information provided to the Registrant by the Selling Stockholders and contained herein.

Item 16.  Exhibits.

          Exhibits.
          --------

          5.1*  Opinion of Venture Law Group, A Professional Corporation

          23.1  Consent of Independent Auditors (see page II-5)

          23.2*  Consent of Counsel (included in Exhibit 5.1)

          24.1   Power of Attorney (see page II-4)
          --------------------------------
          * To be filed by amendment.


Item 17.  Undertakings.

          The undersigned Registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

       (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

       (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to
           Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, CONNECT, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, State of California, on December 24, 1997.


                     CONNECT, INC.

                     By: /s/ JOSEPH G. GIRATA
                        ---------------------------------
                             Joseph G. Girata
                             Vice President, Finance and Administration
                             and Chief Financial Officer

                               POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gordon J. Bridge and Joseph G. Girata, jointly and severally, his or her true and lawful attorneys-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       Signature                                   Title                               Date
       ---------                                   -----                               ----
/s/ GORDON J. BRIDGE                President, Chief Executive Officer            December 24, 1997
------------------------------      and Chairman of the Board of
Gordon J. Bridge                    Directors


/s/ JOSEPH G. GIRATA                Vice President of Finance and                 December 24, 1997
------------------------------      Administration and Chief Financial
Joseph G. Girata                    Officer (Principal Financial and
                                    Accounting Officer)


/s/ PROMOD HAQUE                    Director                                      December 24, 1997
------------------------------
Promod Haque


/s/ RICHARD H. LUSSIER              Director                                      December 24, 1997
------------------------------
Richard H. Lussier


/s/ RORY T. O'DRISCOLL              Director                                      December 24, 1997
------------------------------
Rory T. O'Driscoll


/s/ RICHARD W. WEENING              Director                                      December 24, 1997
------------------------------
Richard W. Weening


/s/ WILLIAM B. WELTY                Director                                      December 24, 1997
------------------------------
William B. Welty

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

     We consent to the reference to our firm under the caption "Experts" in the Registration Statement on Form S-3 and related Prospectus of CONNECT, Inc. for the registration of 12,439,913 shares of its Common Stock and to the incorporation by reference therein of our reports dated January 24, 1997, with respect to the financial statements and schedule of Connect, Inc. incorporated by reference in its Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Securities and Exchange Commission.


                                    ERNST & YOUNG LLP

                                    /s/ Ernst & Young LLP


San Jose, California
December 24, 1997

                               INDEX TO EXHIBITS


Exhibit Number              Description
--------------              -----------
    5.1*                      Opinion of Venture Law Group, A Professional Corporation

    23.1                      Consent of Independent Auditors (see page II-5)

    23.2*                     Consent of Counsel (included in Exhibit 5.1)

    24.1                      Power of Attorney (see page II-4)

------------------------------
* To be filed by amendment.